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June 30, 2023

VIA EDGAR Division of Corporation Finance Office of Manufacturing United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention:	Erin Donahue and Jay Ingram
Re:	VinFast Auto Pte. Ltd. Registration Statement on Form F-4 Filed June 15, 2023 File No. 333-272663

Ladies and Gentlemen:

On behalf of our client, VinFast Auto Pte. Ltd., a Singapore private limited company (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 29, 2023 (the “Comment Letter”) with respect to the Registration Statement on Form F-4 as filed on June 15, 2023 (the “Original Registration Statement”).

The letter is being submitted together with the Company’s first amendment to the Registration Statement on Form F-4 filed on June 30, 2023 (“Amendment No. 1”), which includes revisions to reflect the Company’s responses to the Comment Letter and certain other updates. To facilitate your review, we will separately deliver to you courtesy copies of the Amendment No. 1 marked to show changes to the Original Registration Statement.

The Staff’s comments are repeated below in italic and are followed by the Company’s responses. We have included page references to the Amendment No. 1 where a response refers to the revised disclosure therein. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1.

Registration Statement on Form F-4, filed June 15, 2023

Historical Selected Consolidated Financial Data of VinFast, page 21

1.

We note your response to prior comment 4. However, the underline used in the heading of the first two columns of the Consolidated Balance Sheet Data table continues to indicate that the data presented in both columns is as of December 31, 2021. As previously requested, please revise the heading of the second column of the Consolidated Balance Sheet Data table to correctly indicate that the data is as of December 31, 2022.

June 30, 2023

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of Amendment No. 1.

VinFast’s Business, page 163

2.	Please expand your disclosure to discuss the recently announced after-sales policy.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 32 and 191 of Amendment No. 1.

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 267

3.

You disclosed that the unaudited pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the Post-Business Combination company filed consolidated income tax returns during the period presented. Please tell us what consideration you gave to including the tax effects related to your pro forma adjustments as well as including a tax provision calculated on the separate return basis. Refer to Rule 11-02(b)(5)of Regulation S-X and SAB Topic 1:B:1 Question 3.

Response:

The Company respectfully advises the Staff that the disclosure referred to above in the Staff’s question has been deleted in Amendment No. 1 as the post-Business Combination company does not file a consolidated tax return, and both Black Spade and the Merger Sub are Cayman Islands companies that are tax exempted, hence the Company concluded that no pro forma adjustments are necessary.

In response to the Staff’s comment, the Company has revised the disclosure on pages 269 and 270 of Amendment No. 1.

4.

Revise footnote (gg) on page 270 to clearly describe the arrangement under which your Sponsor will pay certain non-recurring expenses or refer the reader to a section of the filing where the arrangement is described in detail. Consistent with Rule 11-02(a)(11)(i) of Regulation S-X disclose the nature of the expenses. Please explain to us the factors you considered in concluding that such a pro forma adjustment was appropriate.

Response:

In response to the Staff’s comment, the Company has revised footnote (gg) on page 273 of Amendment No. 1.

The Company respectfully advises the Staff that, in concluding that such a pro forma adjustment was appropriate, the Company has considered the guidance of non-recurring items and transaction costs as specified in Article 11 of Regulation S-X and reviewed the related transaction documents to assess the non-recurring nature of such expenses.

General

5.	We note your response to prior comment 29, and reissue in part. Please tell us why you agreed to the Citi waiver.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff, based on advice from Black Spade, that Black Spade was informed of Citi’s decision that it waives its entitlement to the payment of any deferred underwriting commission through a letter to Black Spade on May 10, 2023. Black Spade was not asked to agree to the waiver as such waiver was a unilateral act of Citi.

If you have any questions regarding the Registration Statement, please contact Sharon Lau (sharon.lau@lw.com or +65 6437 5464) or Stacey Wong (stacey.wong@lw.com or +65 6437 5450) of Latham & Watkins LLP.

June 30, 2023

Thank you for your time and attention.

Very truly yours,

/s/ Sharon Lau
Sharon Lau of LATHAM &WATKINS LLP

Enclosure

cc:	(via email)

Le Thi Thu Thuy, Managing Director and Global CEO, VinFast Auto Ltd.

David Mansfield, Chief Financial Officer, VinFast Auto Ltd.

Dennis Tam, Chairman and Co-Chief Executive Officer, Black Spade Acquisition Co

Stacey Wong, Esq., Partner, Latham & Watkins LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP